

April 16, 2024

Christopher Savoie
Chief Executive Officer
Zapata Computing Holdings Inc.
100 Federal Street, Floor 20
Boston , MA 02110

Re: Zapata Computing Holdings Inc.
Registration Statement on Form S-1
Filed April 12, 2024
File No. 333-278670

Dear Christopher Savoie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stacie S. Aarestad